Notification of dividend / distribution Notification of dividend / distribution 1 / 6 Update Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type Update to previous announcement Date of this announcement 27/4/2022 Reason for the Update Update to Appendix 3A.1 released on 23 February 2022 to notify the dividend reinvestment share price (DRP price) and share allocation date (please refer section 4A.13). Refer to below for full details of the announcement EXHIBIT 99.16

Notification of dividend / distribution Notification of dividend / distribution 2 / 6 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.4a Reason for update to a previous announcement Update to Appendix 3A.1 released on 23 February 2022 to notify the dividend reinvestment share price (DRP price) and share allocation date (please refer section 4A.13). 1.4b Date of previous announcement(s) to this update 13/4/2022 1.5 Date of this announcement 27/4/2022 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months Special Ordinary Update/amendment to previous announcement

Notification of dividend / distribution Notification of dividend / distribution 3 / 6 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 31/12/2021 2A.4 +Record Date 11/3/2022 2A.5 Ex Date 10/3/2022 2A.6 Payment Date 21/4/2022 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. 2A.8 Currency in which the dividend/distribution is made ("primary currency") AUD - Australian Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form AUD 6.62840000 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? 2A.11a If the +entity has a DRP, is the DRP applicable to this dividend/distribution? 2A.11a(i) DRP Status in respect of this dividend/distribution Full DRP 2A.12 Does the +entity have tax component information apart from franking? Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand No Yes We have a Dividend/Distribution Reinvestment Plan (DRP) Yes No

Notification of dividend / distribution Notification of dividend / distribution 4 / 6 banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements All dividends will be paid by direct credit. Where a securityholder has nominated an Australian or United Kingdom financial institution account for receipt of payments, payment will be made by direct credit in AUD or GBP as applicable. Payments in GBP will be converted from AUD at the exchange rate applicable 5 business days prior to the dividend payment date and released to the ASX the following day. Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry offers a currency election facility (Global Wire Facility) in a range of currencies. Securityholders may elect to receive their dividend in a currency of their choice via the Global Wire Facility. Terms and conditions of the Global Wire Facility can be accessed at: auwww.investorcentre.com/ 2B.2a Other currency/currencies in which the dividend/distribution will be paid: Currency Payment currency equivalent amount per security GBP - Pound Sterling GBP 3.80470000 2B.2b Please provide the exchange rates used for non-primary currency payments AUD/GBP 0.57400 Final dividend payment currency equivalent amount per security: GBP 3.3122 Special dividend payment currency equivalent amount per security: GBP 0.4925 2B.2c If payment currency equivalent and exchange rates not known, date for information to be released 13/4/2022 Estimated or Actual? 2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements? Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? 3A.1a Ordinary dividend/distribution estimated amount per +security AUD 3A.1b Ordinary Dividend/distribution amount per security AUD 5.77040000 3A.2 Is the ordinary dividend/distribution franked? 3A.2a Is the ordinary dividend/distribution fully franked? 3A.3 Percentage of ordinary dividend/distribution that is franked 100.0000% 3A.3a Applicable corporate tax rate for franking credit (%) 30.0000 % YesYes No No Actual Yes

Notification of dividend / distribution Notification of dividend / distribution 5 / 6 3A.4 Ordinary dividend/distribution franked amount per +security AUD 5.77040000 3A.5 Percentage amount of dividend which is unfranked 0.0000% 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount AUD 0.00000000 3A.7 Ordinary dividend/distribution conduit foreign income amount per security AUD 0.00000000 Part 3B - Special dividend/distribution 3B.1 Is the special dividend/distribution estimated at this time? 3B.1a Special dividend/distribution estimated amount per +security AUD 3B.1b Special dividend/distribution amount per +security AUD 0.85800000 3B.2 Is special dividend/distribution franked? 3B.2a Is the special dividend/distribution fully franked? 3B.3 Percentage of special dividend/distribution that is franked 100.0000% 3B.3a Applicable corporate tax rate for franking credit (%) 30.0000% 3B.4 Special dividend/distribution franked amount per +security AUD 0.85800000 3B.5 Percentage of special dividend/distribution that is unfranked 0.0000% 3B.6 Special dividend/distribution unfranked amount per +security excluding conduit foreign income amount AUD 0.00000000 3B.7 Special dividend/distribution conduit foreign income amount per +security AUD 0.00000000 Part 4A - +Dividend reinvestment plan (DRP) 4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP? 4A.2 Last date and time for lodgement of election notices to share registry under DRP Tuesday March 29, 2022 17:00:00 4A.3 DRP discount rate 0.0000% 4A.4 Period of calculation of reinvestment price Do not participate in DRP (i.e. cash payment) YesYes No

Notification of dividend / distribution Notification of dividend / distribution 6 / 6 Start Date   End Date   4A.5 DRP price calculation methodology Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions. DRP price will be announced to the market. 4A.6 DRP Price (including any discount): AUD 4A.7 DRP +securities +issue date   4A.8 Will DRP +securities be a new issue? 4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation? 4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation? 4A.11 Are there any other conditions applying to DRP participation? 4A.12 Link to a copy of the DRP plan rules under Rio Tinto Limited tab.https://www.riotinto.com/invest/shareholder-information/dividends 4A.13 Further information about the DRP DRP price AUD 111.616523 DRP shares will be allocated on 2 May 2022 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary No No No No